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                                                                   EXHIBIT 23(a)



                             Accountants' Consent



The Board of Directors
Rite Aid Corporation
Camp Hill, Pennsylvania

        We consent to the use of our audit report dated April 21, 1995 on the Consolidated Financial Statements of Rite Aid Corporation and subsidiaries as of March 4, 1995 and February 26, 1994 and for each of the years in the three year period then ended included herein by reference and to the reference to our firm under the heading "Experts" in the prospectus. Our report refers to a change in the method of accounting for investments to conform with Statement of Financial Accounting Standards No. 115 in fiscal year 1995 and for income taxes to conform with Statement of Accounting Standards No. 109 in fiscal year 1993.


/s/ KPMG Peat Marwick LLP


Harrisburg, Pennsylvania
July 20, 1995